UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 50249


                       ----------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             Power Exploration, Inc.
                                (Name of Issuer)


                          Common Stock, par value $0.02
                         (Title of Class of Securities)


                                   739272 20 1
                                 (CUSIP Number)


                               Patrick A. Reardon
                                 Attorney-at-Law
                           201 Main Street, Suite 585
                             Fort Worth, Texas 76102
                                 (817) 348-8801
            (Name, Address and Telephone Number of person authorized
                     to receive notices and communications)


                                December 8, 2000
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (_).

                                  SCHEDULE 13D
                               (Amendment No. 2)
CUSIP No. 739272 20 1                                                Page 2 of 4


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1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S.IDENTIFICATION NO. OF ABOVE PERSON

                                Ronald W. Welborn
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (A)      (_)
                                                          (B)      (_)

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3)       SEC USE ONLY

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4)       SOURCE OF FUNDS

                                       00
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5)       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROECEEDINGS IS REQUIRED BY ITEM
         2(d) or 2(e)                                              (_)
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6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
--------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER              647,308
NUMBER OF
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER              -0-
OWNED BY
EACH REPORTING             -----------------------------------------------------
PERSON WITH                9)  SOLE DISPOSITIVE POWER         647,308

                           -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER         -0-

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11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

                                    647,308
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.6%
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14)      TYPE OF REPORTING PERSON

                                    IN

                                 SCHEDULE 13D
                               (Amendment No. 2)
CUSIP No. 739272 20 1                                                Page 3 of 4

Item 5.  Interest in Securities of the Issuer*
Items 5 (c) and (e) are amended to read in its entirety as shown below:
-----------------------------------------------------------------------

(c) Ronald W. Welborn, the Reporting Person, effectuated the following sales of the Common Stock (the "Common Stock") of Power Exploration, Inc., a Nevada corporation (the "Issuer"), in the over-the-counter stock market:

---------------------------- -------------------------- ------------------------
           Date                  No. of Sales Sold           Price per share
           ----                  -----------------           ---------------
---------------------------- -------------------------- ------------------------
          3-16-00                     35,000                      $3.15
---------------------------- -------------------------- ------------------------
          3-20-00                     35,000                      $3.15
---------------------------- -------------------------- ------------------------
          3-28-00                     15,000                      $3 15/64
---------------------------- -------------------------- ------------------------
          4-25-00                     10,000                      $3.00
---------------------------- -------------------------- ------------------------
          4-28-00                        692                      $3.00
---------------------------- -------------------------- ------------------------
          7-24-00                      1,500                      $1 3/8
---------------------------- -------------------------- ------------------------
          7-25-00                      1,500                      $1 3/8
---------------------------- -------------------------- ------------------------
          8-4-00                       4,000                      $29/32
                                       -----
---------------------------- -------------------------- ------------------------
           Total                     102,692                        --
                                     =======
---------------------------- -------------------------- ------------------------



 ...........

(e) On or about December 8, 2000, a previously disclosed option held by Mr. Welborn to acquire up to 750,000 shares of the Common Stock expired without him receiving any value. As a result of this and the sales reported in Item 5(c) above, Mr. Welborn now holds 4.6% of the Common Stock presently outstanding.

                                SCHEDULE 13D
                               (Amendment No. 2)
CUSIP No. 739272 20 1                                                Page 4 of 4


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           March 2, 2001
--------------------------------------------------------------------------------
Date

                           /s/Ronald W. Welborn
--------------------------------------------------------------------------------
Signature

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                           Ronald W. Welborn, Reporting Person
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement issigned on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).